Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended					For the nine months ended

	July 31,	April 30,	January 31,	October 31,	July 31,	July 31,	July 31,
	2015	2015	2015	2014	2014	2015	2014

Interest, Dividend and Fee Income
Loans	$2,820	$2,685	$2,809	$2,799	$2,708	$8,314	$8,110
Securities	462	461	516	470	492	1,439	1,392
Deposits with banks	69	77	76	67	67	222	203

	3,351	3,223	3,401	3,336	3,267	9,975	9,705

Interest Expense
Deposits	664	664	712	720	727	2,040	2,145
Subordinated debt	42	44	44	40	37	130	110
Other liabilities	373	403	426	398	396	1,202	1,167

	1,079	1,111	1,182	1,158	1,160	3,372	3,422

Net Interest Income	2,272	2,112	2,219	2,178	2,107	6,603	6,283

Non-Interest Revenue
Securities commissions and fees	238	237	237	232	238	712	702
Deposit and payment service charges	276	262	259	262	260	797	740
Trading revenues	269	319	193	198	231	781	751
Lending fees	195	181	170	171	169	546	509
Card fees	114	114	106	118	116	334	344
Investment management and custodial fees	384	379	367	351	343	1,130	895
Mutual fund revenues	357	355	322	305	301	1,034	768
Underwriting and advisory fees	207	182	171	166	238	560	578
Securities gains, other than trading	50	70	39	41	12	159	121
Foreign exchange, other than trading	46	33	62	47	40	141	132
Insurance revenue	342	210	822	489	614	1,374	1,519
Other	76	72	88	82	66	236	241

	2,554	2,414	2,836	2,462	2,628	7,804	7,300

Total Revenue	4,826	4,526	5,055	4,640	4,735	14,407	13,583

Provision for Credit Losses	160	161	163	170	130	484	391

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	218	24	747	300	520	989	1,205

Non-Interest Expense
Employee compensation	1,726	1,843	1,791	1,575	1,595	5,360	4,667
Premises and equipment	519	533	500	532	469	1,552	1,376
Amortization of intangible assets	105	100	96	98	104	301	284
Travel and business development	148	138	142	165	136	428	377
Communications	76	83	75	70	73	234	219
Business and capital taxes	10	10	12	11	8	32	28
Professional fees	141	149	152	188	159	442	434
Other	246	256	238	248	212	740	649

	2,971	3,112	3,006	2,887	2,756	9,089	8,034

Income Before Provision for Income Taxes	1,477	1,229	1,139	1,283	1,329	3,845	3,953
Provision for income taxes	285	230	139	213	203	654	690

Net Income	$1,192	$999	$1,000	$1,070	$1,126	$3,191	$3,263

Attributable to:
Bank shareholders	1,185	993	986	1,057	1,110	3,164	3,220
Non-controlling interest in subsidiaries	7	6	14	13	16	27	43

Net Income	$1,192	$999	$1,000	$1,070	$1,126	$3,191	$3,263

Earnings Per Share (Canadian $)
Basic	$1.81	$1.49	$1.47	$1.57	$1.68	$4.76	$4.86
Diluted	1.80	1.49	1.46	1.56	1.67	4.75	4.85

The accompanying notes are an integral part of these interim consolidated financial statements. Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2015  35

Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended					For the nine months ended

	July 31,	April 30,	January 31,	October 31,	July 31,	July 31,	July 31,
	2015	2015	2015	2014	2014	2015	2014

Net income	$1,192	$999	$1,000	$1,070	$1,126	$3,191	$3,263
Other Comprehensive Income (Loss)
Items that may be subsequently reclassified to net income:
Net change in unrealized gains (losses) on available-for-sale securities
Unrealized gains (losses) on available-for-sale securities arising during the period (1)	6	(6)	(2)	(37)	76	(2)	65
Reclassification to earnings of (gains) in the period (2)	(27)	(22)	(14)	(22)	(17)	(63)	(55)

	(21)	(28)	(16)	(59)	59	(65)	10

Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on cash flow hedges arising during the period (3)	168	(282)	595	83	53	481	164
Reclassification to earnings of (gains) on cash flow hedges (4)	(13)	(9)	(25)	(25)	(25)	(47)	(73)

	155	(291)	570	58	28	434	91

Net gain (loss) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	1,866	(1,128)	2,484	578	(98)	3,222	800
Unrealized gains (losses) on hedges of net foreign operations (5)	(349)	103	(178)	(120)	-	(424)	(295)

	1,517	(1,025)	2,306	458	(98)	2,798	505

Items that will not be reclassified to net income
Gains (losses) on remeasurement of pension and other employee future benefit plans (6)	106	212	(226)	(73)	(98)	92	(52)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value (7)	46	(17)	18	-	-	47	-

	152	195	(208)	(73)	(98)	139	(52)

Other Comprehensive Income (Loss)	1,803	(1,149)	2,652	384	(109)	3,306	554

Total Comprehensive Income (Loss)	$2,995	$(150)	$3,652	$1,454	$1,017	$6,497	$3,817

Attributable to:
Bank shareholders	2,988	(156)	3,638	1,441	1,001	6,470	3,774
Non-controlling interest in subsidiaries	7	6	14	13	16	27	43

Total Comprehensive Income (Loss)	$2,995	$(150)	$3,652	$1,454	$1,017	$6,497	$3,817

(1) Net of income tax (provision) recovery of $1, $13, $(13), $8, $(30) for the three months ended, and $1, $(30) for the nine months ended, respectively.

(2) Net of income tax provision of $9, $3, $11, $10, $6 for the three months ended, and $23, $27 for the nine months ended, respectively.

(3) Net of income tax (provision) recovery of $(60), $105, $(207), $(37), $(14) for the three months ended, and $(162), $(42) for the nine months ended, respectively.

(4) Net of income tax provision of $5, $0, $6, $8, $6 for the three months ended, and $11, $20 for the nine months ended, respectively.

(5) Net of income tax (provision) recovery of $124, $(40), $64, $42, $(2) for the three months ended, and $148, $102 for the nine months ended, respectively.

(6) Net of income tax (provision) recovery of $(34), $(84), $92, $49, $32 for the three months ended, and $(26), $11 for the nine months ended, respectively.

(7) Net of income tax (provision) recovery of $(17), $6, $(6) for the three months ended, and $(17) for the nine months ended, respectively.

The accompanying notes are an integral part of these interim consolidated financial statements.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

36  BMO Financial Group Third Quarter Report 2015

Interim Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at

	July 31,	April 30,	January 31,	October 31,	July 31,
	2015	2015	2015	2014	2014

Assets
Cash and Cash Equivalents	$48,722	$40,403	$44,162	$28,386	$38,250

Interest Bearing Deposits with Banks	8,022	7,256	6,597	6,110	5,800

Securities
Trading	81,286	82,031	88,991	85,022	90,459
Available-for-sale	47,981	49,340	50,711	46,966	47,673
Held-to-maturity	9,830	10,015	10,586	10,344	10,420
Other	1,012	1,060	1,084	987	989

	140,109	142,446	151,372	143,319	149,541

Securities Borrowed or Purchased Under Resale Agreements	74,684	64,576	66,086	53,555	49,452

Loans
Residential mortgages	104,547	101,839	102,073	101,013	99,484
Consumer instalment and other personal	65,702	64,273	65,301	64,143	64,286
Credit cards	8,004	7,896	7,924	7,972	7,976
Businesses and governments	141,941	132,153	133,193	120,766	115,812

	320,194	306,161	308,491	293,894	287,558
Customers’ liability under acceptances	10,796	11,453	10,986	10,878	9,651
Allowance for credit losses	(1,811)	(1,758)	(1,847)	(1,734)	(1,768)

	329,179	315,856	317,630	303,038	295,441

Other Assets
Derivative instruments	48,068	39,831	62,989	32,655	26,825
Premises and equipment	2,279	2,274	2,334	2,276	2,174
Goodwill	6,111	5,646	5,900	5,353	5,253
Intangible assets	2,227	2,136	2,214	2,052	2,020
Current tax assets	600	596	579	665	770
Deferred tax assets	3,248	3,174	3,437	3,019	2,962
Other	9,193	9,081	9,110	8,231	8,344

	71,726	62,738	86,563	54,251	48,348

Total Assets	$672,442	$633,275	$672,410	$588,659	$586,832

Liabilities and Equity
Deposits
Banks	$30,216	$28,864	$24,310	$18,243	$22,865
Businesses and governments	272,549	254,738	262,272	239,139	243,808
Individuals	144,852	140,629	143,196	135,706	132,550

	447,617	424,231	429,778	393,088	399,223

Other Liabilities
Derivative instruments	50,011	44,237	63,701	33,657	28,151
Acceptances	10,796	11,453	10,986	10,878	9,651
Securities sold but not yet purchased	27,813	25,908	30,013	27,348	28,366
Securities lent or sold under repurchase agreements	47,644	42,039	49,551	39,695	40,606
Current tax liabilities	195	211	262	235	255
Deferred tax liabilities	177	188	161	178	185
Other	45,072	44,170	45,279	43,263	42,147

	181,708	168,206	199,953	155,254	149,361

Subordinated Debt	4,433	4,435	4,964	4,913	3,948

Equity
Share capital	14,936	14,970	15,413	15,397	15,194
Contributed surplus	302	303	303	304	310
Retained earnings	18,281	17,765	17,489	17,237	16,724
Accumulated other comprehensive income	4,681	2,878	4,027	1,375	991

Total shareholders’ equity	38,200	35,916	37,232	34,313	33,219
Non-controlling interest in subsidiaries	484	487	483	1,091	1,081

Total Equity	38,684	36,403	37,715	35,404	34,300

Total Liabilities and Equity	$672,442	$633,275	$672,410	$588,659	$586,832

The accompanying notes are an integral part of these interim consolidated financial statements. Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2015  37

Interim Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended

	July 31,	July 31,	July 31,	July 31,
	2015	2014	2015	2014

Preferred Shares
Balance at beginning of period	$2,640	$2,615	$3,040	$2,265
Issued during the period	350	700	350	1,200
Redeemed during the period	(350)	(275)	(750)	(425)

Balance at End of Period	2,640	3,040	2,640	3,040

Common Shares
Balance at beginning of period	12,330	12,071	12,357	12,003
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	-	47	57	47
Issued under the Stock Option Plan	4	36	35	104
Repurchased for cancellation	(38)	-	(153)	-

Balance at End of Period	12,296	12,154	12,296	12,154

Contributed Surplus
Balance at beginning of period	303	313	304	315
Stock option expense/exercised	-	(3)	1	(5)
Other	(1)	-	(3)	-

Balance at End of Period	302	310	302	310

Retained Earnings
Balance at beginning of period	17,765	16,155	17,237	15,087
Net income attributable to bank shareholders	1,185	1,110	3,164	3,220
Dividends – Preferred shares	(23)	(28)	(87)	(83)
– Common shares	(527)	(504)	(1,560)	(1,484)
Common shares repurchased for cancellation	(111)	-	(465)	-
Preferred shares repurchased for cancellation	(3)	-	(3)	-
Share issue expense	(5)	(9)	(5)	(16)

Balance at End of Period	18,281	16,724	18,281	16,724

Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of period	112	156	156	205
Unrealized gains (losses) on available-for-sale securities arising during the period (1)	6	76	(2)	65
Reclassification to earnings of (gains) in the period (2)	(27)	(17)	(63)	(55)

Balance at End of Period	91	215	91	215

Accumulated Other Comprehensive Income on Cash Flow Hedges
Balance at beginning of period	420	55	141	(8)
Gains on cash flow hedges arising during the period (3)	168	53	481	164
Reclassification to earnings of (gains) in the period (4)	(13)	(25)	(47)	(73)

Balance at End of Period	575	83	575	83

Accumulated Other Comprehensive Income on Translation of Net Foreign Operations
Balance at beginning of period	2,649	1,008	1,368	405
Unrealized gains (losses) on translation of net foreign operations	1,866	(98)	3,222	800
Unrealized gains (losses) on hedges of net foreign operations (5)	(349)	-	(424)	(295)

Balance at End of Period	4,166	910	4,166	910

Accumulated Other Comprehensive (Loss) on Pension and Other Post-Employment Plans
Balance at beginning of period	(304)	(119)	(290)	(165)
Gains (losses) on remeasurement of pension and other post-employment plans (6)	106	(98)	92	(52)

Balance at End of Period	(198)	(217)	(198)	(217)

Accumulated Other Comprehensive Income on Own Credit Risk on Financial Liabilities Designated at Fair Value
Balance at beginning of period	1	-	-	-
Gains on remeasurement of own credit risk on financial liabilities designated at fair value (7)	46	-	47	-

Balance at End of Period	47	-	47	-

Total Accumulated Other Comprehensive Income	4,681	991	4,681	991

Total Shareholders’ Equity	$38,200	$33,219	$38,200	$33,219

Non-controlling Interest in Subsidiaries
Balance at beginning of period	487	1,071	1,091	1,072
Net income attributable to non-controlling interest	7	16	27	43
Dividends to non-controlling interest	(10)	(26)	(37)	(52)
Capital trust redemption	-	-	(600)	-
Acquisitions	-	22	-	22
Other	-	(2)	3	(4)

Balance at End of Period	484	1,081	484	1,081

Total Equity	$38,684	$34,300	$38,684	$34,300

(1) Net of income tax (provision) recovery of $1, $(30), $1, $(30) for the three and nine months ended, respectively.

(2) Net of income tax provision of $9, $6, $23, $27 for the three and nine months ended, respectively.

(3) Net of income tax (provision) recovery of $(60), $(14), $(162), $(42) for the three and nine months ended, respectively.

(4) Net of income tax provision of $5, $6, $11, $20 for the three and nine months ended, respectively.

(5) Net of income tax (provision) recovery of $124, $(2), $148, $102 for the three and nine months ended, respectively.

(6) Net of income tax (provision) recovery of $(34), $32, $(26), $11 for the three and nine months ended, respectively.

(7) Net of income tax (provision) recovery of $(17), $(17) for the three and nine months ended, respectively.

The accompanying notes are an integral part of these interim consolidated financial statements.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

38  BMO Financial Group Third Quarter Report 2015

Interim Consolidated Financial Statements

Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended

	July 31,	July 31,	July 31,	July 31,
	2015	2014	2015	2014

Cash Flows from Operating Activities
Net Income	$1,192	$1,126	$3,191	$3,263
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading	3	6	8	7
Net (gain) on securities, other than trading	(53)	(18)	(167)	(128)
Net (increase) decrease in trading securities	2,447	(8,038)	6,724	(14,562)
Provision for credit losses	160	130	484	391
Change in derivative instruments – (increase) decrease in derivative asset	(8,644)	2,400	(16,519)	3,473
– increase (decrease) in derivative liability	6,409	(2,926)	17,495	(4,399)
Amortization of premises and equipment	94	87	282	268
Amortization of intangible assets	105	104	301	284
Net (increase) decrease in deferred income tax asset	132	(3)	140	223
Net (decrease) in deferred income tax liability	(21)	(1)	(14)	(37)
Net decrease in current income tax asset	91	28	194	397
Net increase (decrease) in current income tax liability	(21)	92	(47)	(204)
Change in accrued interest – decrease in interest receivable	18	138	94	135
– increase (decrease) in interest payable	(112)	(34)	(177)	4
Changes in other items and accruals, net	3,612	1,535	5,654	2,047
Net increase in deposits	6,522	6,316	20,697	22,034
Net (increase) in loans	(5,228)	(1,603)	(11,058)	(11,676)
Net increase (decrease) in securities sold but not yet purchased	1,299	4,004	(430)	5,644
Net increase (decrease) in securities lent or sold under repurchase agreements	2,963	(5,359)	2,988	10,773
Net (increase) decrease in securities borrowed or purchased under resale agreements	(6,471)	2,393	(14,475)	(8,289)

Net Cash Provided by Operating Activities	4,497	377	15,365	9,648

Cash Flows from Financing Activities
Net (decrease) in liabilities of subsidiaries	(365)	(9)	(383)	(40)
Proceeds (maturities) of Covered Bonds	(2,538)	-	210	-
Repayment of subordinated debt	-	-	(500)	-
Proceeds from issuance of preferred shares	350	700	350	1,200
Redemption of preferred shares	(353)	(275)	(753)	(425)
Redemption of securities of a subsidiary	-	-	(600)	-
Share issue expense	(5)	(9)	(5)	(16)
Proceeds from issuance of common shares	4	37	36	105
Common shares repurchased for cancellation	(149)	-	(618)	-
Cash dividends paid	(546)	(471)	(1,585)	(1,494)
Cash dividends paid to non-controlling interest	(10)	(26)	(37)	(52)

Net Cash (Used in) Financing Activities	(3,612)	(53)	(3,885)	(722)

Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(282)	1,247	(1,026)	931
Purchases of securities, other than trading	(4,643)	(3,817)	(13,030)	(21,599)
Maturities of securities, other than trading	1,847	1,949	3,903	10,709
Proceeds from sales of securities, other than trading	7,168	4,840	13,606	13,392
Premises and equipment – net disposals (purchases)	10	(156)	(93)	(207)
Purchased and developed software – net (purchases)	(84)	(87)	(237)	(269)
Acquisitions	-	(956)	-	(956)

Net Cash Provided by Investing Activities	4,016	3,020	3,123	2,001

Effect of Exchange Rate Changes on Cash and Cash Equivalents	3,418	(176)	5,733	1,234

Net increase in Cash and Cash Equivalents	8,319	3,168	20,336	12,161
Cash and Cash Equivalents at Beginning of Period	40,403	35,082	28,386	26,089

Cash and Cash Equivalents at End of Period	$48,722	$38,250	$48,722	$38,250

Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	$46,844	$36,795	$46,844	$36,795
Cheques and other items in transit, net	1,878	1,455	1,878	1,455

	$48,722	$38,250	$48,722	$38,250

Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Amount of interest paid in the period	$1,172	$1,196	$3,516	$3,411
Amount of income taxes paid in the period	$150	$111	$490	$282
Amount of interest and dividend income received in the period	$3,326	$3,325	$9,972	$9,705

The accompanying notes are an integral part of these interim consolidated financial statements. Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2015  39

Notes to Consolidated Financial Statements

July 31, 2015 (Unaudited)

Note 1: Basis of Presentation

Bank of Montreal (the “bank”) is a public company incorporated in Canada having its registered office in Montreal, Canada. The bank is a highly diversified financial services provider and provides a broad range of retail banking, wealth management and investment banking products and services.

These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. We also comply with interpretations of International Financial Reporting Standards (“IFRS”) by our regulator, the Office of the Superintendent of Financial Institutions of Canada (“OSFI”). These condensed interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2014 as set out on pages 128 to 189 of our 2014 Annual Report.

These interim consolidated financial statements were authorized for issue by the Board of Directors on August 25, 2015.

Changes in Accounting Policy

Effective November 1, 2014 we adopted the following new and amended accounting pronouncements issued by the International Accounting Standards Board (“IASB”): the own credit provisions of IFRS 9 financial instruments, amendments to IAS 36 Impairment of Assets and IAS 32 Financial Instruments: Presentation and IFRS Interpretation Committee Interpretation 21 Levies. Refer to page 36 of our First Quarter 2015 Report to Shareholders for a description of these new and amended accounting pronouncements. The adoption of these new and amended accounting pronouncements did not have a significant impact on our interim consolidated financial statements.

In July 2015 the IASB voted to defer the adoption of IFRS 15 Revenue from Contracts with Customers by one year. As a result of this deferral, IFRS 15 will now be effective for our fiscal year beginning on November 1, 2018. We are currently assessing the impact of the standard on our future results.

Note 2: Securities

Unrealized Gains and Losses

The following table summarizes the unrealized gains and losses on available-for-sale securities:

				July 31,				October 31,
(Canadian $ in millions)				2015				2014

	Amortized cost	Gross unrealized gains (2)	Gross unrealized losses (2)	Fair value	Amortized cost	Gross unrealized gains (2)	Gross unrealized losses (2)	Fair value

Issued or guaranteed by:
Canadian federal government	8,895	124	4	9,015	10,420	82	1	10,501
Canadian provincial and municipal governments	4,210	95	11	4,294	4,063	44	3	4,104
U.S. federal government	1,218	7	2	1,223	1,094	2	3	1,093
U.S. states, municipalities and agencies	6,539	56	7	6,588	5,761	57	3	5,815
Other governments	5,553	19	1	5,571	6,116	17	1	6,132
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	2,983	50	2	3,031	3,031	24	1	3,054
Mortgage-backed securities and collateralized mortgage obligations – U.S.	9,283	36	20	9,299	6,872	35	12	6,895
Corporate debt	7,135	85	6	7,214	7,577	95	6	7,666
Corporate equity	1,646	122	22	1,746	1,582	129	5	1,706

Total	47,462	594	75	47,981	46,516	485	35	46,966

(1) These amounts are supported by insured mortgages. (2) Unrealized gains and losses may be offset by related unrealized losses (gains) on hedge contracts.

40  BMO Financial Group Third Quarter Report 2015

Note 3: Loans, Customer Liability under Acceptances and Allowance for Credit Losses

Allowance for Credit Losses (“ACL”)

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet. As at July 31, 2015, there was a $242 million ($243 million as at July 31, 2014) allowance for credit losses related to other credit instruments included in other liabilities.

A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Customers’ liability under acceptances		Total

For the three months ended	July 31, 2015	July 31, 2014	July 31, 2015	July 31, 2014	July 31, 2015	July 31, 2014	July 31, 2015	July 31, 2014	July 31, 2015	July 31, 2014

Impairment Allowances (Specific ACL), beginning of period	77	89	118	92	189	396	-	-	384	577
Amounts written off	(16)	(24)	(168)	(178)	(85)	(129)	-	-	(269)	(331)
Recoveries of amounts written off in previous periods	10	28	63	47	42	107	-	-	115	182
Charge to income statement (Specific PCL)	16	14	116	130	28	(14)	-	-	160	130
Foreign exchange and other movements	(3)	(9)	(8)	2	14	(57)	-	-	3	(64)

Specific ACL, end of period	84	98	121	93	188	303	-	-	393	494

Collective ACL, beginning of period	80	87	668	640	810	767	36	27	1,594	1,521
Charge (recovery) to income statement (Collective PCL)	(2)	(1)	(31)	(5)	29	7	4	(1)	-	-
Foreign exchange and other movements	5	-	16	(1)	45	(3)	-	-	66	(4)

Collective ACL, end of period	83	86	653	634	884	771	40	26	1,660	1,517

Total ACL	167	184	774	727	1,072	1,074	40	26	2,053	2,011

Comprised of: Loans	142	158	773	727	856	857	40	26	1,811	1,768
Other credit instruments	25	26	1	-	216	217	-	-	242	243

Certain comparative figures have been reclassified to conform with the current period’s presentation.
(Canadian $ in millions)	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Customers’ liability under acceptances		Total

For the nine months ended	July 31, 2015	July 31, 2014	July 31, 2015	July 31, 2014	July 31, 2015	July 31, 2014	July 31, 2015	July 31, 2014	July 31, 2015	July 31, 2014

Impairment Allowances (Specific ACL), beginning of period	88	89	99	81	237	315	-	-	424	485
Amounts written off	(48)	(65)	(510)	(487)	(246)	(294)	-	-	(804)	(846)
Recoveries of amounts written off in previous periods	21	49	142	127	149	356	-	-	312	532
Charge to income statement (Specific PCL)	40	45	388	376	56	(30)	-	-	484	391
Foreign exchange and other movements	(17)	(20)	2	(4)	(8)	(44)	-	-	(23)	(68)

Specific ACL, end of period	84	98	121	93	188	303	-	-	393	494

Collective ACL, beginning of period	83	88	678	622	754	756	27	19	1,542	1,485
Charge (recovery) to income statement (Collective PCL)	(10)	(4)	(53)	11	50	(14)	13	7	-	-
Foreign exchange and other movements	10	2	28	1	80	29	-	-	118	32

Collective ACL, end of period	83	86	653	634	884	771	40	26	1,660	1,517

Total ACL	167	184	774	727	1,072	1,074	40	26	2,053	2,011

Comprised of: Loans	142	158	773	727	856	857	40	26	1,811	1,768
Other credit instruments	25	26	1	-	216	217	-	-	242	243

Interest income on impaired loans of $21 million and $63 million was recognized for the three and nine months ended July 31, 2015, respectively ($28 million and $92 million for the three and nine months ended July 31, 2014, respectively).

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Renegotiated Loans

The carrying value of our renegotiated loans was $975 million as at July 31, 2015 ($728 million as at October 31, 2014). Renegotiated loans of $424 million were classified as performing as at July 31, 2015 ($291 million as at October 31, 2014). Renegotiated loans of $6 million and $17 million were written off in the three and nine months ended July 31, 2015, respectively ($25 million in the year ended October 31, 2014).

FDIC Covered Loans

Certain acquired loans are subject to a loss share agreement with the Federal Deposit Insurance Corporation (“FDIC”). Under this agreement, the FDIC reimburses us for 80% of the net losses we incur on the covered loans.

For the three and nine months ended July 31, 2015, we recorded net recoveries of $3 million and net provisons for credit losses of $29 million, respectively (net recoveries of $9 million and $8 millon, respectively, for the three and nine months ended July 31, 2014). These amounts are net of the amounts expected to be reimbursed by the FDIC on the covered loans.

Purchased Performing Loans

For performing loans with fixed terms, the future credit mark is fully amortized to net interest income over the expected life of the loan using the effective interest method. The impact to net interest income for the three and nine months ended July 31, 2015 was $6 million and $21 million, respectively ($8 million and $25 million, respectively, for the three and nine months ended July 31, 2014). The incurred credit losses are re-measured at each reporting period, with any increases recorded in the collective allowance and the provision for credit losses. Decreases in incurred credit losses will be recorded as a decrease in the collective allowance and in the provision for credit losses until the accumulated collective allowance is exhausted. Any additional decrease will be recorded in net interest income.

BMO Financial Group Third Quarter Report 2015  41

For performing loans with revolving terms, the incurred and future credit marks are amortized into net interest income on a straight line basis over the contractual terms of the loans. The impact to net interest income of such amortization for performing loans with revolving terms for the three and nine months ended July 31, 2015 was $5 million and $13 million, respectively ($6 million and $31 million, respectively, for the three and nine months ended July 31, 2014).

As performing loans are repaid, the related unamortized credit mark remaining is recorded as net interest income during the period in which the cash is received. The impact on net interest income of such repayments for the three and nine months ended July 31, 2015 was $18 million and $46 million, respectively ($31 million and $120 million, respectively, for the three and nine months ended July 31, 2014).

The impact of the re-measurement of incurred credit losses for performing loans for the three and nine months ended July 31, 2015 was $9 million recovery and $6 million expense, respectively, in provision for credit losses and $nil and $nil in net interest income, respectively ($2 million recovery and $2 million in provision for credit losses, respectively, and $nil and $6 million in net interest income, respectively, for the three and nine months ended July 31, 2014).

Actual specific provisions for credit losses related to these performing loans will be recorded as they arise in a manner that is consistent with our policy for loans we originate. The total specific provision for credit losses for purchased performing loans for the three and nine months ended July 31, 2015 was $28 million and $25 million, respectively ($3 million recovery and $52 million specific provision for credit losses, respectively, for the three and nine months ended July 31, 2014).

As at July 31, 2015 the amount of purchased performing loans on the balance sheet was $10,737 million ($11,703 million as at October 31, 2014). As at July 31, 2015, the credit mark remaining on performing term loans, revolving loans and other performing loans was $241 million, $78 million and $nil, respectively ($279 million, $94 million and $2 million, respectively, as at October 31, 2014). Of the total credit mark for performing loans of $319 million, $172 million represents the credit mark that will be amortized over the remaining life of the portfolio. The remaining $147 million represents the incurred credit mark and will be re-measured each reporting period.

Purchased Credit Impaired Loans (“PCI loans”)

Subsequent to the acquisition date, we regularly re-evaluate what we expect to collect on the PCI loans. Increases in expected cash flows will result in a recovery in the specific provision for credit losses and either a reduction in any previously recorded allowance for credit losses or, if no allowance exists, an increase in the current carrying value of the PCI loans. Decreases in expected cash flows will result in a charge to the specific provision for credit losses and an increase in the allowance for credit losses. The impact of these evaluations for the three and nine month periods ended July 31, 2015 was $19 million and $74 million recovery of specific provision for credit losses, respectively ($57 million and $219 million of recovery, respectively, for the three and nine months ended July 31, 2014).

As at July 31, 2015, the amount of PCI loans remaining on the balance sheet was $424 million ($488 million as at October 31, 2014). We have no remaining credit mark related to the PCI loans ($nil at October 31, 2014).

Note 4: Risk Management

We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key risks related to our financial instruments are classified as credit and counterparty, market, and liquidity and funding risk.

Credit and Counterparty Risk

Credit and counterparty risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation. Credit risk arises predominantly with respect to loans, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face.

Market Risk

Market risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, as well as the risk of credit migration and default. We incur market risk in our trading and underwriting activities and in the management of structural market risk in our banking and insurance activities.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as our commitments come due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.

42  BMO Financial Group Third Quarter Report 2015

Note 5: Asset Securitization

Periodically, we securitize loans to obtain alternate sources of funding. Securitization involves selling loans to trusts, which buy the loans and then issue either interest bearing or discounted investor certificates.

The following table shows the carrying amounts related to securitization activities with third parties that are recorded in our Consolidated Balance Sheet, together with the associated liabilities, for each category of asset on the balance sheet:

(Canadian $ in millions)		July 31, 2015 (1)		October 31, 2014

	Carrying amount of assets	Associated liabilities	Carrying amount of assets	Associated liabilities

Residential mortgages	8,120		9,569
Other related assets (2)	9,335		8,382

Total	17,455	17,025	17,951	17,546

(1)  The fair value of the securitized assets is $17,611 million and the fair value of the associated liabilities is $17,664 million, for a net position of $(53) million. Securitized assets are those which we have transferred to third parties, including other related assets.

(2)  The other related assets represent payments received on account of loans pledged under securitization that have not been applied against the associated liabilities. The payments received are held on behalf of the investors in the securitization vehicles until principal payments are required to be made on the associated liabilities. In order to compare all assets supporting the associated liabilities, this amount is added to the carrying value of the securitized assets in the above table.

During the three and nine months ended July 31, 2015, we sold $1,860 million and $5,052 million, respectively, of loans to third-party securitization programs ($1,422 million and $3,929 million, respectively, for the three and nine months ended July 31, 2014).

Note 6: Structured Entities

The bank consolidates those structured entities over which it exercises control. Our exposure to loss on our consolidated structured entities was $1,503 million related to our bank securitization vehicles, $7,355 million related to our U.S. customer securitization vehicle, $256 million related to our credit protection vehicle and $27,636 million related to our capital and funding vehicles as at July 31, 2015 ($2,012 million, $5,385 million, $266 million and $26,052 million, respectively, as at October 31, 2014).

The table below presents amounts related to our interests in unconsolidated structured entities.

(Canadian $ in millions)			July 31, 2015			October 31,2014

	Capital and funding vehicles	Canadian customer securitization vehicles	Structured finance vehicles	Capital and funding vehicles	Canadian customer securitization vehicles	Structured finance vehicles

Interests recorded on the balance sheet
Cash and cash equivalents	10	54	-	11	39	-
Trading securities	2	111	4,865	2	10	10,414
Available-for-sale securities	-	564	-	-	652	-
Derivatives	-	12	186	-	-	42

	12	741	5,051	13	701	10,456

Deposits	1,264	54	2,848	1,265	39	5,853
Derivatives	-	-	782	-	-	1,115
Other	20	-	1,431	21	-	3,447

	1,284	54	5,061	1,286	39	10,415

Exposure to loss
Securities held (1)	2	675	4,865	2	662	10,414
Drawn facilities (2)	12	-	-	12	-	-
Undrawn facilities (2)	43	5,754	na	43	5,214	na
Derivative assets	-	12	186	-	-	42

	57	6,441	5,051	57	5,876	10,456

Total assets of the entities	1,284	4,994	5,051	1,286	3,783	10,456

(1)  Securities held that are issued by our Canadian customer securitization vehicles are comprised of asset-backed commercial paper and are classified as trading securities and available-for-sale securities. Assets held by all these vehicles relate to assets in Canada.

(2)  These facilities are backstop liquidity facilities provided to our Canadian customer securitization vehicles. The majority of these facilities did not relate to credit support as at July 31, 2015 and October 31, 2014.

Our exposure to BMO managed funds was $274 million at July 31, 2015 ($513 million at October 31, 2014).
Our exposure to non-BMO managed funds was $6,379 million at July 31, 2015 ($12,007 million at October 31, 2014).
na - not applicable

Note 7: Acquisitions

F&C Asset Management plc (“F&C”)

On May 7, 2014, we completed the acquisition of all the issued and outstanding share capital of F&C Asset Management plc, an investment manager based in the United Kingdom, for cash consideration of £712 million. During the Second Quarter 2015, we finalized the purchase price allocation. No adjustments were recorded as a result of the finalization. For additional information refer to Note 12 of our consolidated financial statements for the year ended October 31, 2014 on pages 153 and 154 of our 2014 Annual Report.

BMO Financial Group Third Quarter Report 2015  43

Note 8: Goodwill

There were no write-downs of goodwill due to impairment during the three and nine months ended July 31, 2015 and the year ended October 31, 2014.

A continuity of our goodwill by group of cash generating units for the quarter ended July 31, 2015 and the year ended October 31, 2014 is as follows:

(Canadian $ in millions)			Personal and Commercial Banking					Wealth Management			BMO Capital Markets		Total

	Canadian P&C		U.S. P&C		Total	Traditional Wealth Management		Insurance		Total

Balance - October 31, 2013	69		2,702		2,771	847		2		849	199		3,819
Acquisitions during the year	-		-		-	1,268		-		1,268	-		1,268
Other (1)	(1)		220		219	35		-		35	12		266

Balance - October 31, 2014	68		2,922		2,990	2,150		2		2,152	211		5,353
Other (1)	-		469		469	265		-		265	24		758

Balance - July 31, 2015	68	(2)	3,391	(3)	3,459	2,415	(4)	2	(5)	2,417	235	(6)	6,111

(1)	Other changes in goodwill included the effects of translating goodwill denominated in foreign currencies into Canadian dollars and purchase accounting adjustments related to prior-year purchases.
(2)	Relates primarily to bcpbank Canada, Diners Club Canada, and Aver Media LP.
(3)	Relates primarily to New Lenox State Bank, First National Bank of Joliet, Household Bank branches, Mercantile Bancorp, Inc., Villa Park Trust Savings Bank, First National Bank & Trust, Ozaukee Bank, Merchants and Manufacturers Bancorporation, Inc., Diners Club U.S., AMCORE and M&I.
(4)	Relates primarily to BMO Nesbitt Burns Inc., Guardian Group of Funds Ltd., Pyrford International plc, Integra GRS, Lloyd George Management, M&I, Harris myCFO, Inc., Stoker Ostler Wealth Advisors, Inc., CTC consulting LLC, AWMB, and F&C Asset Management plc.
(5)	Relates to AIG.
(6)	Relates to Gerard Klauer Mattison Co., Inc., BMO Nesbitt Burns Inc, Griffin, Kubik, Stephens & Thompson, Inc., Paloma Securities LLC and M&I.

Note 9: Deposits

	Payable on demand				Payable		Payable on
(Canadian $ in millions)	Interest bearing		Non-interest bearing		after notice		a fixed date (3)		Total

	July 31, 2015	October 31, 2014	July 31, 2015	October 31, 2014	July 31, 2015	October 31, 2014	July 31, 2015	October 31, 2014	July 31, 2015	October 31, 2014

Deposits by:
Banks	1,112	997	1,100	993	4,685	2,412	23,319	13,841	30,216	18,243
Businesses and governments	17,583	14,958	36,275	28,001	57,540	57,165	161,151	139,015	272,549	239,139
Individuals	3,050	2,524	14,620	12,900	82,644	75,529	44,538	44,753	144,852	135,706

Total (1) (2)	21,745	18,479	51,995	41,894	144,869	135,106	229,008	197,609	447,617	393,088

Booked in:
Canada	19,824	16,753	33,469	28,832	76,226	77,232	121,091	111,193	250,610	234,010
United States	1,295	1,191	18,424	12,972	67,877	57,314	79,304	66,664	166,900	138,141
Other countries	626	535	102	90	766	560	28,613	19,752	30,107	20,937

Total	21,745	18,479	51,995	41,894	144,869	135,106	229,008	197,609	447,617	393,088

(1)	Includes structured notes designated at fair value through profit or loss.
(2)	As at July 31, 2015 and October 31, 2014, total deposits payable on a fixed date included $30,476 million and $18,183 million, respectively, of federal funds purchased and commercial paper issued and other deposit liabilities. Included in deposits as at July 31, 2015 and October 31, 2014 are $232,427 million and $191,155 million, respectively, of deposits denominated in U.S. dollars, and $13,538 million and $8,204 million, respectively, of deposits denominated in other foreign currencies.
(3)	Includes $207,417 million of deposits, each greater than one hundred thousand dollars, of which $103,813 million were booked in Canada, $74,998 million were booked in the United States and $28,606 million were booked in other countries ($174,612 million, $92,668 million, $62,193 million and $19,751 million, respectively, as at October 31, 2014). Of the $103,813 million of deposits booked in Canada, $37,838 million mature in less than three months, $8,372 million mature in three to six months, $9,803 million mature in six to twelve months and $47,800 million mature after twelve months ($92,668 million, $27,304 million, $7,465 million, $11,565 million and $46,334 million, respectively, as at October 31, 2014). We have net unencumbered liquid assets of $199,413 million to support these and other deposit liabilities ($170,981 million as at October 31, 2014).

Deposits payable on demand are comprised primarily of our customers’ chequing accounts, some of which we pay interest on. Our customers need not notify us prior to withdrawing money from their chequing accounts. Deposits payable after notice are comprised primarily of our customers’ savings accounts, on which we pay interest.

Deposits payable on a fixed date are comprised of:

●	Various investment instruments purchased by our customers to earn interest over a fixed period, such as term deposits and guaranteed investment certificates. The terms of these deposits can vary from one day to 10 years.
●	Federal funds purchased, which are overnight borrowings of other banks’ excess reserve funds at a United States Federal Reserve Bank. As at July 31, 2015, we had borrowed $304 million of federal funds ($651 million as at October 31, 2014).
●	Commercial paper, which totalled $7,796 million as at July 31, 2015 ($4,294 million as at October 31, 2014).
●	Covered bonds, which totalled $8,844 million as at July 31, 2015 ($7,683 million as at October 31, 2014).

44  BMO Financial Group Third Quarter Report 2015

Note 10: Subordinated Debt

During the quarter ended April 30, 2015, we redeemed all of our outstanding $500 million Subordinated Debentures, Series C Medium-Term Notes Second Tranche, at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to the redemption date.

Note 11: Equity

Preferred and Common Shares Outstanding (1)

(Canadian $ in millions, except as noted)	July 31, 2015		October 31, 2014

	Number of shares	Amount	Number of shares	Amount	Convertible into…

Preferred Shares - Classified as Equity
Class B – Series 13	-	-	14,000,000	350
Class B – Series 14	10,000,000	250	10,000,000	250
Class B – Series 15	10,000,000	250	10,000,000	250
Class B – Series 16	6,267,391	157	6,267,391	157	preferred shares - class B - series 17	(2)
Class B – Series 17	5,732,609	143	5,732,609	143	preferred shares - class B - series 16	(2)
Class B – Series 23	-	-	16,000,000	400	preferred shares - class B - series 24	(2)
Class B – Series 25	11,600,000	290	11,600,000	290	preferred shares - class B - series 26	(2)
Class B – Series 27	20,000,000	500	20,000,000	500	preferred shares - class B - series 28	(2)(3)
Class B – Series 29	16,000,000	400	16,000,000	400	preferred shares - class B - series 30	(2)(3)
Class B – Series 31	12,000,000	300	12,000,000	300	preferred shares - class B - series 32	(2)(3)
Class B – Series 33	8,000,000	200	-	-	preferred shares - class B - series 34	(2)(3)
Class B – Series 35	6,000,000	150	-	-		(3)

		2,640		3,040
Common Shares (4)	642,317,593	12,296	649,050,049	12,357

Share Capital		14,936		15,397

(1)	For additional information refer to Notes 20 and 23 of our consolidated financial statements for the year ended October 31, 2014 on pages 161 to 166 of our 2014 Annual Report.
(2)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(3)	The shares are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, no longer viable or if the bank accepts a capital injection or equivalent support from the government.
(4)	The stock options issued under the stock option plan are convertible into 12,740,509 common shares as at July 31, 2015 (13,337,765 common shares as at October 31, 2014).

Preferred Shares

On July 29, 2015, we issued 6 million Non-Cumulative Perpetual Class B Preferred Shares, Series 35, at a price of $25 per share, for gross proceeds of $150 million. The shares pay quarterly cash dividends, if declared, at a rate of 5.00% per annum. The shares are redeemable at the bank’s option beginning on August 25, 2020 for $25 per share plus, if redeemed before August 25, 2024, a premium, in each case together with all declared and unpaid dividends to the date fixed for redemption.

On June 5, 2015, we issued 8 million Non-Cumulative, 5-Year Rate Reset Class B Preferred Shares Series 33, at a price of $25 per share, for gross proceeds of $200 million. For the initial five year period to the earliest redemption date of August 25, 2020, the shares pay quarterly cash dividends, if declared, at a rate of 3.80% per annum. The dividend rate will reset on the earliest redemption date and every fifth year thereafter at a rate equal to the 5-year Government of Canada bond yield plus a premium of 2.71%. Holders have the option to convert their shares into an equal number of Non-Cumulative Floating Rate Class B Preferred Shares Series 34, subject to certain conditions, on the earliest redemption date and every fifth year thereafter. Holders of the Preferred Shares Series 34 will be entitled to receive non-cumulative preferential floating rate quarterly dividends, as and when declared equal to the 3-month Government of Canada Treasury Bill yield plus 2.71%.

The Class B Preferred Shares, Series 33 and Series 35, include a non-viability contingent capital provision, necessary for the shares to qualify as regulatory capital under Basel III. As such, the shares are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, no longer viable or if the bank accepts a capital injection or equivalent support from the government to avoid non-viability.

On May 25, 2015 we redeemed all 14 million Non-Cumulative, Perpetual Class B Preferred Shares Series 13, at a redemption price of $25.25 per share, for gross redemption of $353 million.

On February 25, 2015 we redeemed all 16 million Non-Cumulative, 5-year Rate Reset Class B Preferred Shares Series 23 at a redemption price of $25.00 per share, for gross redemption of $400 million.

During the year ended October 31, 2014 we redeemed all of our Non-Cumulative Class B Preferred shares, Series 18, and our Non-Cumulative Class B Preferred shares, Series 21, at redemption price of $25.00 per share plus declared and unpaid dividends up to but excluding the dates fixed for redemption, for a gross redemption of $425 million.

On July 30, 2014, we issued 12 million Non-Cumulative, 5-Year Rate Reset Class B Preferred Shares Series 31, at a price of $25.00 cash per share, for gross proceeds of $300 million.

On June 6, 2014, we issued 16 million Non-Cumulative, 5-Year Rate Reset Class B Preferred Shares Series 29, at a price of $25.00 cash per share, for gross proceeds of $400 million.

On April 23, 2014, we issued 20 million Non-Cumulative, 5-Year Rate Reset Class B Preferred Shares Series 27, at a price of $25.00 cash per share, for gross proceeds of $500 million.

BMO Financial Group Third Quarter Report 2015  45

Common Shares

During the three and nine months ended July 31, 2015, respectively, we repurchased for cancellation 2 million and 8 million common shares at an average cost of $74.77 and $77.25 per share, totalling $149 million and $618 million. No shares were repurchased for the three and nine months ended July 31, 2014.

On February 1, 2015, we renewed our normal course issuer bid effective for one year. Under this bid, we may repurchase up to 15 million of our common shares for cancellation. The timing and amount of purchases under the program are subject to management discretion based on factors such as market conditions and capital adequacy. The bank will periodically consult with OSFI before making purchases under the bid.

Capital Trust Securities

On December 31, 2014, we redeemed all our BMO Capital Trust Securities – Series D (“BMO BOaTS – Series D”) at a redemption amount equal to $1,000 for an aggregate redemption of $600 million, plus unpaid indicated distributions.

Note 12: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: considers our target regulatory capital ratios and internal assessment of required economic capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds depositor confidence and long-term shareholder value.

We met OSFI’s stated “all-in” target capital ratios requirement as at July 31, 2015. Our capital position as at July 31, 2015 is detailed in the Capital Management section on pages 13 to 14 of Management’s Discussion and Analysis of the Third Quarter 2015 Report to Shareholders.

Note 13: Employee Compensation

Stock Options

We did not grant any stock options during the three months ended July 31, 2015 and 2014. During the nine months ended July 31, 2015, we granted a total of 641,875 stock options (1,618,223 stock options during the nine months ended July 31, 2014). The weighted-average fair value of options granted during the nine months ended July 31, 2015 was $7.45 per option ($6.36 per option for the nine months ended July 31, 2014).

To determine the fair value of the stock option tranches (i.e. the portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

For stock options granted during the nine months ended	July 31, 2015	July 31, 2014

Expected dividend yield	4.7%	5.0%
Expected share price volatility	16.9%-17.0%	16.4%
Risk-free rate of return	1.9%-2.0%	2.5%-2.6%
Expected period until exercise (in years)	6.5-7.0	6.5-7.0

Changes to the input assumptions can result in different fair value estimates.

46  BMO Financial Group Third Quarter Report 2015

  Pension and Other Employee Future Benefit Expenses

  Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)

	Pension benefit plans Other employee future benefit plans

For the three months ended	July 31, 2015	July 31, 2014	July 31, 2015	July 31, 2014

Benefits earned by employees	75	66	7	6
Net interest (income) expense on net defined benefit (asset) liability	(1)	(2)	13	13
Administrative expenses	1	-	-	-

Benefits expense	75	64	20	19
Canada and Quebec pension plan expense	17	16	-	-
Defined contribution expense	4	4	-	-

Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	96	84	20	19

Certain comparative figures have been reclassified to conform with the current period’s presentation.

(Canadian $ in millions)

	Pension benefit plans Other employee future benefit plans

For the nine months ended	July 31, 2015	July 31, 2014	July 31, 2015	July 31, 2014

Benefits earned by employees	215	185	21	19
Net interest (income) expense on net defined benefit (asset) liability	(4)	(7)	38	38
Administrative expenses	3	3	-	-

Benefits expense	214	181	59	57
Canada and Quebec pension plan expense	61	55	-	-
Defined contribution expense	15	8	-	-

Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	290	244	59	57

Certain comparative figures have been reclassified to conform with the current period’s presentation.
Note 14: Earnings Per Share
The following tables present the bank’s basic and diluted earnings per share:

Basic earnings per share
(Canadian $ in millions, except as noted)	For the three months ended		For the nine months ended

	July 31, 2015	July 31, 2014	July 31, 2015	July 31, 2014

Net income attributable to bank shareholders	1,185	1,110	3,164	3,220
Dividends on preferred shares	(23)	(28)	(87)	(83)

Net income available to common shareholders	1,162	1,082	3,077	3,137

Average number of common shares outstanding (in thousands)	643,451	645,892	645,763	645,071

Basic earnings per share (Canadian $)	1.81	1.68	4.76	4.86

Diluted earnings per share
(Canadian $ in millions, except as noted)	For the three months ended		For the nine months ended

	July 31, 2015	July 31, 2014	July 31, 2015	July 31, 2014

Net income available to common shareholders adjusted for dilution effect	1,162	1,082	3,077	3,137

Average number of common shares outstanding (in thousands)	643,451	645,892	645,763	645,071

Stock options potentially exercisable (1)	9,389	10,683	9,565	11,082
Common shares potentially repurchased	(7,242)	(7,960)	(7,177)	(8,616)

Average diluted number of common shares outstanding (in thousands)	645,598	648,615	648,151	647,537

Diluted earnings per share (Canadian $)	1.80	1.67	4.75	4.85

(1)  In computing diluted earnings per share we excluded average stock options outstanding of 1,982,171 and 1,922,330 with a weighted-average exercise price of $183.17 and $187.18, respectively, for the three and nine months ended July 31, 2015 (1,754,283 and 1,788,675 with a weighted-average exercise price of $235.35 and $235.29, respectively, for the three and nine months ended July 31, 2014) as the average share price for the period did not exceed the exercise price.

Basic Earnings per Share

Our basic earnings per share is calculated by dividing our net income, after deducting total preferred shares dividends, by the daily average number of fully paid common shares outstanding throughout the period.

Diluted Earnings per Share

Diluted earnings per share represents what our earnings per share would have been if instruments convertible into common shares that had the impact of reducing our earnings per share had been converted either at the beginning of the year for instruments that were outstanding at the beginning of the year or from the date of issue for instruments issued during the year.

BMO Financial Group Third Quarter Report 2015  47

Note 15: Operating and Geographic Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. Our operating groups are Personal and Commercial Banking (“P&C”) (comprised of Canadian Personal and Commercial Banking (“Canadian P&C”) and U.S. Personal and Commercial Banking (“U.S. P&C”)), Wealth Management and BMO Capital Markets (“BMO CM”), along with a Corporate Services unit. We determine our operating groups based on our management structure and therefore these groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using reported and adjusted measures such as net income, revenue growth, return on equity, non-interest expense-to-revenue (productivity) ratio, as well as operating leverage.

Basis of Presentation

The results of these operating groups are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our interim consolidated financial statements as disclosed in Note 1 and throughout the annual consolidated financial statements. A notable accounting measurement difference is the taxable equivalent basis adjustment as described below.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align the bank’s organizational structure with its strategic priorities. In addition, revenue and expense allocations are updated to more accurately align with current experience. Results for prior periods are restated to conform to current presentation.

Taxable Equivalent Basis

We analyze revenue on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases reported revenues and the reported provision for income taxes by an amount that would raise revenues on certain tax-exempt items to a level that incurs tax at the statutory rate. The offset to the operating groups’ teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

Geographic Information

We operate primarily in Canada and the United States but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

48  BMO Financial Group Third Quarter Report 2015

  Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)

For the three months ended July 31, 2015	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services	(1)	Total

Net interest income	1,255	719	164	308	(174)	2,272
Non-interest revenue	443	200	1,172	694	45	2,554

Total Revenue	1,698	919	1,336	1,002	(129)	4,826
Provision for credit losses	109	19	3	14	15	160
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	-	-	218	-	-	218
Amortization	60	55	58	26	-	199
Non-interest expense	785	550	781	597	59	2,772

Income before taxes and non-controlling interest in subsidiaries	744	295	276	365	(203)	1,477
Provision for income taxes	188	73	66	92	(134)	285

Reported net income	556	222	210	273	(69)	1,192

Non-controlling interest in subsidiaries	-	-	1	-	6	7

Net Income attributable to bank shareholders	556	222	209	273	(75)	1,185

Average Assets	198,007	89,783	29,452	287,468	57,955	662,665

For the three months ended July 31, 2014	Canadian P&	C	U.S. P&	C	Wealt Managemen	h t	BMO CM	Corporate Service	s	(1)	Total

Net interest income	1,210	626	141	328	(198)	2,107
Non-interest revenue	428	161	1,367	657	15	2,628

Total Revenue	1,638	787	1,508	985	(183)	4,735
Provision for credit losses	129	57	(3)	(6)	(47)	130
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	-	-	520	-	-	520
Amortization	56	54	55	26	-	191
Non-interest expense	752	456	693	563	101	2,565

Income before taxes and non-controlling interest in subsidiaries	701	220	243	402	(237)	1,329
Provision for income taxes	176	59	54	97	(183)	203

Reported net income	525	161	189	305	(54)	1,126

Non-controlling interest in subsidiaries	-	-	1	-	15	16

Net Income attributable to bank shareholders	525	161	188	305	(69)	1,110

Average Assets	191,404	74,564	26,244	257,568	43,638	593,418

(Canadian $ in millions)

For the nine months ended July 31, 2015	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services	(1)	Total

Net interest income	3,666	2,084	474	970	(591)	6,603
Non-interest revenue	1,265	572	3,832	1,965	170	7,804

Total Revenue	4,931	2,656	4,306	2,935	(421)	14,407
Provision for credit losses	384	77	6	28	(11)	484
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	-	-	989	-	-	989
Amortization	173	165	173	72	-	583
Non-interest expense	2,320	1,578	2,330	1,791	487	8,506

Income before taxes and non-controlling interest in subsidiaries	2,054	836	808	1,044	(897)	3,845
Provision for income taxes	510	216	201	254	(527)	654

Reported net income	1,544	620	607	790	(370)	3,191

Non-controlling interest in subsidiaries	-	-	1	-	26	27

Net Income attributable to bank shareholders	1,544	620	606	790	(396)	3,164

Average Assets	195,804	87,480	28,809	288,324	57,887	658,304

For the nine months ended July 31, 2014	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services	(1)	Total

Net interest income	3,558	1,843	416	915	(449)	6,283
Non-interest revenue	1,196	503	3,522	1,994	85	7,300

Total Revenue	4,754	2,346	3,938	2,909	(364)	13,583
Provision for credit losses	399	130	(2)	(11)	(125)	391
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	-	-	1,205	-	-	1,205
Amortization	173	166	135	78	-	552
Non-interest expense	2,190	1,382	1,889	1,700	321	7,482

Income before taxes and non-controlling interest in subsidiaries	1,992	668	711	1,142	(560)	3,953
Provision for income taxes	502	183	156	256	(407)	690

Reported net income	1,490	485	555	886	(153)	3,263

Non-controlling interest in subsidiaries	-	-	1	-	42	43

Net Income attributable to bank shareholders	1,490	485	554	886	(195)	3,220

Average Assets	189,207	73,193	24,318	258,527	44,141	589,386

(1) Corporate Services includes Technology and Operations.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2015  49

  Our results and average assets, allocated by geographic region, are as follows:

(Canadian $ in millions)

For the three months ended July 31, 2015	Canada	United States		Other countries		Total

Net interest income	1,404	814		54		2,272
Non-interest revenue	1,597	609		348		2,554

Total Revenue	3,001	1,423		402		4,826
Provision for credit losses	112	49		(1)		160
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	106	-		112		218
Amortization	110	70		19		199
Non-interest expense	1,569	1,033		170		2,772

Income before taxes and non-controlling interest in subsidiaries	1,104	271		102		1,477
Provision for income taxes	212	57		16		285

Reported net income	892	214		86		1,192

Non-controlling interest in subsidiaries	6	-		1		7

Net Income attributable to bank shareholders	886	214		85		1,185

Average Assets	397,008	237,374		28,283		662,665

For the three months ended July 31, 2014	Canada	Unite State	d s	Othe countrie	r s	Total

Net interest income	1,375	696		36		2,107
Non-interest revenue	1,818	519		291		2,628

Total Revenue	3,193	1,215		327		4,735
Provision for credit losses	110	20		-		130
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	449	-		71		520
Amortization	107	67		17		191
Non-interest expense	1,505	907		153		2,565

Income before taxes and non-controlling interest in subsidiaries	1,022	221		86		1,329
Provision for income taxes	140	47		16		203

Reported net income	882	174		70		1,126

Non-controlling interest in subsidiaries	15	-		1		16

Net Income attributable to bank shareholders	867	174		69		1,110

Average Assets	369,151	201,365		22,902		593,418

(Canadian $ in millions)

For the nine months ended July 31, 2015	Canada	United States		Other countries		Total

Net interest income	4,130	2,333		140		6,603
Non-interest revenue	4,979	1,815		1,010		7,804

Total Revenue	9,109	4,148		1,150		14,407
Provision for credit losses	402	83		(1)		484
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	664	-		325		989
Amortization	319	208		56		583
Non-interest expense	4,905	3,080		521		8,506

Income before taxes and non-controlling interest in subsidiaries	2,819	777		249		3,845
Provision for income taxes	474	138		42		654

Reported net income	2,345	639		207		3,191

Non-controlling interest in subsidiaries	26	-		1		27

Net Income attributable to bank shareholders	2,319	639		206		3,164

Average Assets	401,343	229,113		27,848		658,304

For the nine months ended July 31, 2014	Canada	United States		Other countries		Total

Net interest income	4,042	2,127		114		6,283
Non-interest revenue	5,014	1,672		614		7,300

Total Revenue	9,056	3,799		728		13,583
Provision for credit losses	379	14		(2)		391
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	1,005	-		200		1,205
Amortization	320	207		25		552
Non-interest expense	4,468	2,689		325		7,482

Income before taxes and non-controlling interest in subsidiaries	2,884	889		180		3,953
Provision for income taxes	491	197		2		690

Reported net income	2,393	692		178		3,263

Non-controlling interest in subsidiaries	42	-		1		43

Net Income attributable to bank shareholders	2,351	692		177		3,220

Average Assets	368,804	198,867		21,715		589,386

Certain comparative figures have been reclassified to conform with the current period’s presentation.

50  BMO Financial Group Third Quarter Report 2015

Note 16: Fair Value of Financial Instruments

Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet

Set out in the following tables are the amounts that would be reported if all financial assets and liabilities not currently carried at fair value were reported at their fair values. Refer to notes to our annual consolidated financial statements for the year ended October 31, 2014 on pages 178 to 185 for further discussion on the determination of fair value.

		July 31, 2015		October 31, 2014

	Carrying value	Fair value	Carrying value	Fair value

Securities
Held to maturity	9,830	9,960	10,344	10,490
Other (1)	653	2,011	510	1,829

	10,483	11,971	10,854	12,319
Securities purchased under resale agreements (2)	60,696	60,922	33,141	33,095
Loans
Residential mortgages	104,547	105,087	101,013	101,273
Consumer instalment and other personal	65,702	65,000	64,143	63,280
Credit cards	8,004	7,582	7,972	7,706
Businesses and governments	141,941	140,212	120,766	119,399

	320,194	317,881	293,894	291,658

Deposits	447,617	447,969	393,088	393,242
Securities sold under repurchase agreements (3)	40,551	40,939	25,485	25,505
Other liabilities (4)	23,351	24,083	23,546	23,927
Subordinated debt	4,433	4,608	4,913	5,110

This table excludes financial instruments with a carrying value approximating fair value such as cash and cash equivalents, interest bearing deposits with banks, securities borrowed, customers’ liabilities under acceptances, other assets, acceptances, securities lent and certain other liabilities.

(1) Excluded from other securities is $359 million of securities related to our merchant banking business that are carried at fair value on the balance sheet ($477 million as at October 31, 2014).
(2) Excludes $13,988 million of securities borrowed for which carrying value approximates fair value ($20,414 million as at October 31, 2014).
(3) Excludes $7,093 million of securities lent for which carrying value approximates fair value ($14,210 million as at October 31, 2014).
(4) Other liabilities include securitization and structured entity liabilities and certain other liabilities of subsidiaries, other than deposits.

Financial Instruments Designated at Fair Value

A portion of our structured note liabilities have been designated at fair value through profit or loss and are accounted for at fair value, which aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was recorded as an increase of $140 million and $14 million in non-interest revenue, trading revenue and an increase of $59 million and $59 million recorded in other comprehensive income related to changes in our credit spread, respectively, for the three and nine months ended July 31, 2015 (a decrease of $46 million and $71 million recorded in non-interest revenue, trading revenue, of which $1 million and $55 million related to changes in our own credit spread, respectively, for the three and nine months ended July 31, 2014). The impact of changes in our credit spread is measured based on movements in the bank’s credit spread quarter over quarter.

The fair value and notional amount due at contractual maturity of these structured notes as at July 31, 2015 were $8,789 million and $8,963 million, respectively ($7,639 million and $7,733 million, respectively, as at October 31, 2014). These structured notes are recorded in deposits in our Consolidated Balance Sheet.

We designate certain securities held by our insurance subsidiaries that support our insurance liabilities at fair value through profit or loss since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them. This designation aligns the accounting result with the way the portfolio is managed on a fair value basis. The change in fair value of the assets is recorded in non-interest revenue, insurance revenue and the change in fair value of the liabilities is recorded in insurance claims, commissions and changes in policy benefit liabilities. The fair value of these investments as at July 31, 2015 of $7,130 million ($6,599 million as at October 31, 2014) is recorded in securities, trading in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was a decrease of $34 million and an increase of $270 million in non-interest revenue, insurance revenue, respectively, for the three and nine months ended July 31, 2015 (an increase of $146 million and $373 million, respectively, for the three and nine months ended July 31, 2014).

We designate the obligation related to certain investment contracts at fair value through profit or loss, which eliminates a measurement inconsistency that would otherwise arise from measuring the investment contract liabilities and offsetting changes in the fair value of the investments supporting them on a different basis. The fair value of these investment contract liabilities as at July 31, 2015 of $516 million ($407 million as at October 31, 2014) is recorded in other liabilities in our Consolidated Balance Sheet. The change in fair value of these investment contract liabilities resulted in an increase of $6 million and $22 million in insurance claims, commissions, and changes in policy benefit liabilities, respectively, for the three and nine months ended July 31, 2015 (an increase of $20 million and $33 million, respectively, for the three and nine months ended July 31, 2014). For the three and nine months ended July 31, 2015 an increase of $4 million and $5 million, respectively, was recorded in other comprehensive income related to changes in our own credit spread. Changes in the fair value of investments backing these investment contract liabilities are recorded in non-interest revenue, insurance revenue. The impact of changes in our credit spread is measured based on movements in the bank’s credit spread quarter over quarter.

Note liabilities issued by our credit protection vehicle have been designated at fair value through profit or loss and are accounted for at fair value. This eliminates a measurement inconsistency that would otherwise arise from measuring the note liabilities and offsetting

BMO Financial Group Third Quarter Report 2015  51

changes in the fair value of investments and derivatives on a different basis. The fair value of these note liabilities as at July 31, 2015 of $139 million ($139 million as at October 31, 2014) is recorded in other liabilities in our Consolidated Balance Sheet. The change in fair value of these note liabilities resulted in a decrease of less than $1 million and less than $1 million in non-interest revenue, trading revenues, respectively, for the three and nine months ended July 31, 2015 (an increase of $1 million and $2 million, respectively, for the three and nine months ended July 31, 2014).

We designate certain investments held in our merchant banking business at fair value through profit or loss, which aligns the accounting result with the way the portfolio is managed. The fair value of these investments as at July 31, 2015 of $359 million ($477 million as at October 31, 2014) is recorded in securities, other in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was a decrease in non-interest revenue, securities gains, other than trading of $12 million and $32 million, respectively, for the three and nine months ended July 31, 2015 (a decrease of $31 million and $22 million, respectively, for the three and nine months ended July 31, 2014).

Fair Value Hierarchy

We use a fair value hierarchy to categorize financial instruments according to the inputs we use in valuation techniques to measure fair value. The extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities was as follows:

(Canadian $ in millions)	July 31, 2015				October 31, 2014

	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)

Trading Securities
Issued or guaranteed by:
Canadian federal government	9,954	2,087	-	8,737	1,725	-
Canadian provincial and municipal governments	3,632	4,090	-	3,134	4,062	-
U.S. federal government	4,272	449	-	5,725	440	-
U.S. states, municipalities and agencies	-	1,042	98	-	626	85
Other governments	349	81	-	124	99	-
Mortgage-backed securities and collateralized mortgage obligations	-	528	-	-	702	-
Corporate debt	604	8,783	348	1,974	9,319	538
Corporate equity	40,092	4,877	-	37,221	10,511	-

	58,903	21,937	446	56,915	27,484	623

Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government	4,622	4,393	-	4,946	5,555	-
Canadian provincial and municipal governments	2,298	1,996	-	1,679	2,425	-
U.S. federal government	1,223	-	-	1,093	-	-
U.S. states, municipalities and agencies	-	6,587	1	-	5,814	1
Other governments	2,016	3,555	-	2,136	3,996	-
Mortgage-backed securities and collateralized mortgage obligations	-	12,330	-	-	9,949	-
Corporate debt	5,399	1,809	6	5,687	1,971	8
Corporate equity	334	127	1,285	422	146	1,138

	15,892	30,797	1,292	15,963	29,856	1,147

Other Securities	-	-	359	10	-	467

Fair Value Liabilities
Securities sold but not yet purchased	25,211	2,602	-	23,615	3,733	-
Structured note liabilities and other note liabilities	-	8,937	-	-	7,785	-
Annuity liabilities	-	516	-	-	407	-

	25,211	12,055	-	23,615	11,925	-

Derivative Assets
Interest rate contracts	4	20,892	-	23	18,241	-
Foreign exchange contracts	15	24,744	-	32	12,649	-
Commodity contracts	1,376	58	-	653	30	-
Equity contracts	62	888	-	51	896	-
Credit default swaps	-	28	1	-	68	12

	1,457	46,610	1	759	31,884	12

Derivative Liabilities
Interest rate contracts	27	18,888	-	33	16,983	-
Foreign exchange contracts	17	25,862	-	33	12,110	-
Commodity contracts	2,264	569	-	1,101	233	-
Equity contracts	42	2,286	-	38	3,002	-
Credit default swaps	-	56	-	-	116	8

	2,350	47,661	-	1,205	32,444	8

52  BMO Financial Group Third Quarter Report 2015

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity and equity securities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive markets or minimal market activity (Level 3). We maximize the use of market inputs to the extent possible.

Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or broker quotes. The fair value of Level 2 available-for-sale securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry-standard models and observable market information.

Quantitative Information about Level 3 Fair Value Measurements

The table below presents fair values of our significant Level 3 financial instruments, the valuation techniques used to determine their fair values and the value ranges of significant unobservable inputs used in the valuations.

					Range of input values (1)

As at July 31, 2015 (Canadian $ in millions, except as noted)	Reporting line in fair value hierarchy table	Fair value of assets	Valuation techniques	Significant unobservable inputs	Low	High

Securities
Private equity (2)	Corporate equity	1,285	Net Asset Value	Net Asset Value	na	na
			EV/EBITDA	Multiple	5.5x	10.1x
Collateralized loan obligations securities (3)	Corporate debt	354	Discounted Cash Flow Model	Yield/Discount Margin	1.40%	1.40%
Merchant banking securities	Other	359	Net Asset Value	Net Asset Value	na	na
			EV/EBITDA	Multiple	4.4x	8.7x

(1)

The low and high input values represent the actual highest and lowest level of inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty, but are affected by the specific underlying instruments within the product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date.

(2)

Included in private equity is $627 million of Federal Reserve Bank and U.S. Federal Home Loan Bank shares that we hold to meet regulatory requirements. These shares are carried at cost, which is deemed to approximate fair value as a result of these shares not being traded in the market.

(3)	Includes both trading and available-for-sale instruments.
na - not applicable

Significant Unobservable Inputs in Level 3 Instrument Valuations

Net Asset Value

Net asset value represents the estimated value of a security based on valuations received from the investment or fund manager. The valuation of certain private equity securities is based on the economic benefit derived from our investment.

EV/EBITDA Multiple

The fair value of private equity and merchant banking investments is derived by calculating an enterprise value (“EV”) using the EV/EBITDA multiple and then proceeding through a waterfall of the company’s capital structure to determine the value of the assets or securities we hold. The EV/EBITDA multiple is determined using judgment in considering factors such as multiples for comparable listed companies, recent transactions and company-specific factors, as well as liquidity discounts that account for the lack of active trading in these assets and securities.

Yield/Discount Margin

A financial instrument’s yield is the interest rate used to discount future cash flows in a valuation model. An increase in the yield, in isolation, would result in a decrease in the related fair value measurement. The discount margin is the difference between a debt instrument’s yield and a benchmark instrument’s yield. Benchmark instruments have high credit quality ratings and similar maturities and are often government bonds. The discount margin for an instrument forms part of the yield used in a discounted cash flow calculation. Generally, an increase in the discount margin will result in a decrease in fair value.

Sensitivity Analysis of Level 3 Instruments

Sensitivity analysis at July 31, 2015 for significant Level 3 instruments, that is securities which represent greater than 10% of Level 3 instruments, is provided below.

Within Level 3 trading securities is corporate debt of $343 million related to securities that are hedged with credit default swaps that are also considered to be Level 3 instruments. As at July 31, 2015, the derivative assets and derivative liabilities were valued at $1 million and $nil, respectively. We have determined the valuation of these derivatives and the related securities based on market-standard models we use to model the specific collateral composition and cash flow structure of the related deal. As at July 31, 2015, the impact of assuming a 10 basis point increase or decrease in the discount margin would be a less than $1 million decrease or increase in fair value, respectively.

We have not applied another reasonably possible alternative assumption to the significant Level 3 categories of private equity investments and merchant banking securities, as the net asset values are provided by the investment or fund managers.

BMO Financial Group Third Quarter Report 2015  53

Significant Transfers

Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers are made between the various fair value hierarchy levels that result from changes in the availability of quoted market prices or observable market inputs that result from changing market conditions. The following is a discussion of the significant transfers between Level 1, Level 2 and Level 3 balances for the three and nine months ended July 31, 2015.

During the three and nine months ended July 31, 2015, $nil and $139 million, respectively, of trading securities were transferred from Level 1 to Level 2 due to reduced observability of the inputs used to value these securities. During the three and nine months ended July 31, 2015, $23 million and $90 million, respectively, of trading securities, and $nil and $180 million, respectively, of available-for-sale securities were transferred from Level 2 to Level 1 due to increased availability of quoted prices in active markets.

During the three and nine months ended July 31, 2015, no available-for-sale securities or trading securities were transferred into or out of Level 3.

Changes in Level 3 Fair Value Measurements

The tables below present a reconciliation of all changes in Level 3 financial instruments during the three and nine months ended July 31, 2015, including realized and unrealized gains (losses) included in earnings.

		Change in fair value

For the three months ended July 31, 2015	Balance April 30, 2015	Included in earnings	Included in other compre- hensive income	Purchases	Sales	Maturities/ Settlement (1)	Transfers into Level 3	Transfers out of Level 3	Fair Value as at July 31, 2015	Change in unrealized gains (losses) (2)

Trading Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	90	-	8	-	-	-	-	-	98	-
Corporate debt	457	2	38	-	-	(149)	-	-	348	2

Total trading securities	547	2	46	-	-	(149)	-	-	446	2

Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate debt	7	-	-	-	(1)	-	-	-	6	na
Corporate equity	1,251	-	93	40	(99)	-	-	-	1,285	na

Total available-for-sale securities	1,259	-	93	40	(100)	-	-	-	1,292	na

Other Securities	466	18	-	32	(157)	-	-	-	359	(31)

Derivative Assets
Credit default swaps	3	(2)	-	-	-	-	-	-	1	(2)

Derivative Liabilities
Credit default swaps	-	-	-	-	-	-	-	-	-	-

(1) Includes cash settlement of derivative assets and derivative liabilities.
(2) Change in unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on July 31, 2015 are included in earnings in the period.

		Change in fair value

For the nine months ended July 31, 2015	Balance October 31, 2014	Included in earnings	Included in other compre- hensive income	Purchases	Sales	Maturities/ Settlement (1)	Transfers into Level 3	Transfers out of Level 3	Fair Value as at July 31, 2015	Change in unrealized gains (losses) (2)

Trading Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	85	-	13	-	-	-	-	-	98	-
Corporate debt	538	(14)	79	-	-	(255)	-	-	348	(14)

Total trading securities	623	(14)	92	-	-	(255)	-	-	446	(14)

Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate debt	8	-	-	-	(2)	-	-	-	6	na
Corporate equity	1,138	(20)	183	114	(130)	-	-	-	1,285	na

Total available-for-sale securities	1,147	(20)	183	114	(132)	-	-	-	1,292	na

Other Securities	467	63	-	116	(287)	-	-	-	359	10

Derivative Assets
Credit default swaps	12	(11)	-	-	-	-	-	-	1	(11)

Derivative Liabilities
Credit default swaps	8	(8)	-	-	-	-	-	-	-	(8)

(1) Includes cash settlement of derivative assets and derivative liabilities.
(2) Change in unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on July 31, 2015 are included in earnings in the period.

54  BMO Financial Group Third Quarter Report 2015

Note 17: Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturity of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to but is not necessarily consistent with the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows under both normal market conditions and under a number of stress scenarios to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related haircuts and potential collateral requirements that may occur due to both market volatility and credit rating downgrades amongst other assumptions. For further details, see the Liquidity and Funding Risk Section on pages 95-100 of our 2014 Annual Report.

(Canadian $ in millions)										July 31, 2015

	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalents	47,843	-	-	-	-	-	-	-	879	48,722

Interest bearing deposits with banks	5,618	1,649	635	61	41	13	2	3	-	8,022

Securities
Trading	742	1,270	704	822	5,088	4,120	8,155	15,416	44,969	81,286
Available-for-sale	954	830	1,540	1,152	684	7,043	18,502	15,530	1,746	47,981
Held-to-maturity	10	94	239	375	319	632	4,071	4,090	-	9,830
Other	3	-	-	-	-	-	54	13	942	1,012

Total securities	1,709	2,194	2,483	2,349	6,091	11,795	30,782	35,049	47,657	140,109

Securities borrowed or purchased under resale agreements	52,664	17,465	3,393	528	617	17	-	-	-	74,684

Loans
Residential mortgages	1,224	1,911	4,032	4,432	4,855	18,953	59,172	9,968	-	104,547
Consumer instalment and other personal	425	663	1,180	1,440	1,636	4,426	21,623	10,801	23,508	65,702
Credit cards	-	-	-	-	-	-	-	-	8,004	8,004
Businesses and governments	5,770	9,235	6,612	4,549	17,426	15,029	42,748	8,254	32,318	141,941
Customers’ liability under acceptances	8,133	2,479	184	-	-	-	-	-	-	10,796
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,811)	(1,811)

Total loans and acceptances, net of allowance	15,552	14,288	12,008	10,421	23,917	38,408	123,543	29,023	62,019	329,179

Other Assets
Derivative instruments	7,121	6,628	3,145	929	1,860	4,012	10,409	13,964	-	48,068
Premises and equipment	-	-	-	-	-	-	-	-	2,279	2,279
Goodwill	-	-	-	-	-	-	-	-	6,111	6,111
Intangible assets	-	-	-	-	-	-	-	-	2,227	2,227
Current tax assets	-	-	-	-	-	-	-	-	600	600
Deferred tax assets	-	-	-	-	-	-	-	-	3,248	3,248
Other	1,531	231	173	1	-	-	24	4,242	2,991	9,193

Total other assets	8,652	6,859	3,318	930	1,860	4,012	10,433	18,206	17,456	71,726

Total Assets	132,038	42,455	21,837	14,289	32,526	54,245	164,760	82,281	128,011	672,442

BMO Financial Group Third Quarter Report 2015  55

(Canadian $ in millions)										July 31, 2015

	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Liabilities and Equity
Deposits (1)
Banks	14,066	4,020	3,648	730	855	-	-	-	6,897	30,216
Businesses and governments	27,205	35,598	30,606	8,619	10,666	15,298	24,297	8,862	111,398	272,549
Individuals	2,669	3,710	4,902	4,787	4,217	7,895	14,750	1,608	100,314	144,852

Total deposits	43,940	43,328	39,156	14,136	15,738	23,193	39,047	10,470	218,609	447,617

Other Liabilities
Derivative instruments	5,153	6,105	3,941	1,492	3,557	5,632	11,933	12,198	-	50,011
Acceptances	8,133	2,479	184	-	-	-	-	-	-	10,796
Securities sold but not yet purchased	27,813	-	-	-	-	-	-	-	-	27,813
Securities lent or sold under repurchase agreements	45,809	1,274	336	121	104	-	-	-	-	47,644
Current tax liabilities	-	-	-	-	-	-	-	-	195	195
Deferred tax liabilities	-	-	-	-	-	-	-	-	177	177
Securitization and liabilities related to structured entities	1	1,311	817	436	2,519	3,221	9,489	4,718	-	22,512
Other	7,810	153	25	11	32	671	3,699	2,227	7,932	22,560

Total other liabilities	94,719	11,322	5,303	2,060	6,212	9,524	25,121	19,143	8,304	181,708

Subordinated debt	-	-	-	-	-	100	-	4,333	-	4,433

Total Equity	-	-	-	-	-	-	-	-	38,684	38,684

Total Liabilities and Equity	138,659	54,650	44,459	16,196	21,950	32,817	64,168	33,946	265,597	672,442

(1) Deposits payable on demand and payable after notice have been included under no maturity.

(Canadian $ in millions)										July 31, 2015

	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,200	2,059	8,180	3,843	9,736	15,308	62,079	2,102	-	104,507
Operating leases	27	55	82	79	77	290	627	597	-	1,834
Financial guarantee contracts (1)	5,741	-	-	-	-	-	-	-	-	5,741
Purchase obligations	64	125	165	166	164	593	723	183	-	2,183

(1)  A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

56  BMO Financial Group Third Quarter Report 2015

(Canadian $ in millions)										October 31, 2014

	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalents	27,625	-	-	-	-	-	-	-	761	28,386

Interest bearing deposits with banks	4,124	1,420	521	14	31	-	-	-	-	6,110

Securities
Trading	542	1,159	584	1,344	1,274	5,255	9,722	17,409	47,733	85,022
Available-for-sale	1,014	345	553	1,138	714	8,750	21,047	11,699	1,706	46,966
Held-to-maturity	-	-	113	98	294	1,356	4,172	4,311	-	10,344
Other	-	10	3	2	-	-	45	19	908	987

Total securities	1,556	1,514	1,253	2,582	2,282	15,361	34,986	33,438	50,347	143,319

Securities borrowed or purchased under resale agreements	39,014	10,255	2,536	678	938	134	-	-	-	53,555

Loans
Residential mortgages	1,284	1,528	3,763	4,725	4,470	20,497	55,659	9,087	-	101,013
Consumer instalment and other personal	386	458	1,097	1,193	1,257	6,491	20,847	8,981	23,433	64,143
Credit cards	-	-	-	-	-	-	-	-	7,972	7,972
Businesses and governments	5,898	7,232	5,401	5,128	12,030	10,328	37,525	6,294	30,930	120,766
Customers’ liability under acceptances	8,871	1,920	77	1	9	-	-	-	-	10,878
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,734)	(1,734)

Total loans and acceptances, net of allowance	16,439	11,138	10,338	11,047	17,766	37,316	114,031	24,362	60,601	303,038

Other Assets
Derivative instruments	2,703	2,348	1,387	1,746	796	3,436	8,955	11,284	-	32,655
Premises and equipment	-	-	-	-	-	-	-	-	2,276	2,276
Goodwill	-	-	-	-	-	-	-	-	5,353	5,353
Intangible assets	-	-	-	-	-	-	-	-	2,052	2,052
Current tax assets	-	-	-	-	-	-	-	-	665	665
Deferred tax assets	-	-	-	-	-	-	-	-	3,019	3,019
Other	1,509	271	149	4	-	-	64	3,545	2,689	8,231

Total other assets	4,212	2,619	1,536	1,750	796	3,436	9,019	14,829	16,054	54,251

Total Assets	92,970	26,946	16,184	16,071	21,813	56,247	158,036	72,629	127,763	588,659

Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2015  57

(Canadian $ in millions)										October 31, 2014

	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Liabilities and Equity
Deposits (1)
Banks	7,495	4,680	1,067	597	2	-	-	-	4,402	18,243
Businesses and governments	26,644	25,061	20,255	10,157	8,439	16,347	23,914	8,198	100,124	239,139
Individuals	2,039	3,290	5,472	4,296	5,288	6,386	16,454	1,528	90,953	135,706

Total deposits	36,178	33,031	26,794	15,050	13,729	22,733	40,368	9,726	195,479	393,088

Other Liabilities
Derivative instruments	1,545	2,321	1,325	2,095	1,399	4,565	9,633	10,774	-	33,657
Acceptances	8,871	1,920	77	1	9	-	-	-	-	10,878
Securities sold but not yet purchased	27,348	-	-	-	-	-	-	-	-	27,348
Securities lent or sold under repurchase agreements	36,757	2,624	149	95	70	-	-	-	-	39,695
Current tax liabilities	-	-	-	-	-	-	-	-	235	235
Deferred tax liabilities	-	-	-	-	-	-	-	-	178	178
Securitization and liabilities related to structured entities	3	429	1,560	341	1,135	3,976	10,066	4,955	-	22,465
Other	7,226	142	16	330	26	193	3,577	1,723	7,565	20,798

Total other liabilities	81,750	7,436	3,127	2,862	2,639	8,734	23,276	17,452	7,978	155,254

Subordinated debt	-	-	-	-	-	-	100	4,813	-	4,913

Total Equity	-	-	-	-	-	-	-	-	35,404	35,404

Total Liabilities and Equity	117,928	40,467	29,921	17,912	16,368	31,467	63,744	31,991	238,861	588,659

(1) Deposits payable on demand and payable after notice have been included as having no maturity.

(Canadian $ in millions)										October 31, 2014

	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,313	1,717	3,844	6,048	3,830	15,872	51,086	1,549	-	85,259
Operating leases	26	52	77	77	76	281	630	638	-	1,857
Financial guarantee contracts (1)	5,269	-	-	-	-	-	-	-	-	5,269
Purchase obligations	58	113	169	169	169	586	783	209	-	2,256

(1)  A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

58  BMO Financial Group Third Quarter Report 2015